Exhibit 99.1

Transcript: MBW Podcast

Interview w/ Jukebox Co. CEO Scott Cohen

October 23, 2023

Total Length of Interview: ~ 38 mins

TRANSCRIPT

Speaker 1 00:00

Business Worldwide podcast is supported by Volley Music, a leading financial management platform for the music industry. Volley enables you to track expenses, approve invoices, and make payments 24 -7, 365 days a year.

Speaker 1 00:13

For your free trial, head to VolleyMusic .com. That’s V -O -L -Y Music .com.

Tim Ingham 00:26

Welcome to the Music Business Worldwide podcast supported by Volley Music. My name is Tim Ingham, the founder of Music Business Worldwide and joining me on this podcast is Scott Cohen, the CEO of JukeBox, which if you’re interested, is spelled JKBX.

Tim Ingham 00:43

JukeBox is a new platform that enables investors, including so -called retail investors or people like you and me sitting on our laptops, to acquire royalty shares in hit songs. JukeBox also allows you to trade those royalty shares by selling them to other people.

Tim Ingham 00:59

JukeBox is able to offer these royalty shares because its affiliate has effectively itself acquired a percentage of income interests from large music business rights holders, the names of which you’d probably know.

Tim Ingham 01:12

JukeBox launched last month, that’s September, and according to Bloomberg had over $1 .7 billion worth of music assets secured at launch. Right now on the platform, JukeBox is offering royalty shares in hit songs like Halo performed by Beyoncé, Rumour has it performed by Adele, Welcome to New York performed by Taylor Swift and many other smashes that you’d recognise.

Tim Ingham 01:36

However, as I record this, you can only reserve your acquisition of royalty shares on JukeBox because before you’re allowed to complete any transaction, the company wants to finish a process of attempting to secure regulated approval from the US Securities and Exchange Commission, aka the SEC.

Tim Ingham 01:56

As well as its primary investor, which is Dundee Partners, JukeBox has reportedly attracted strategic investors including Spotify, LiveNation, YouTube, Red Light Management, Bertelsman Digital and others.

Tim Ingham 02:09

Oh, and one other thing worth knowing. Through its creator program, JukeBox is offering artists and songwriters the opportunity to receive ongoing payments from music they helped create that is then traded on Jukebox.

Tim Ingham 02:23

JukeBox says it will pay these creators whether or not they’ve sold their catalogue in the past, and I should point out it has no legal duty to do so. Things to know about Scott Cohen before we get into this podcast, he is the co -founder of The Orchard, which he co -launched with Richard Gotterer in the second half of the 90s before selling it to Sony Music for a total of around $250 million, partly in 2012 and then partly again in 2015.

Tim Ingham 02:52

Before joining JukeBox, Scott was most recently Chief Innovation Officer at Warner Music Group where he kept his ear close to the ground on tech that was about to affect music such as artificial intelligence, the metaverse and the blockchain.

Tim Ingham 03:07

On this podcast, I asked Scott about JukeBox’s prospects as well as the changing nature of technology’s involvement in music and the lessons he learned building The Orchard into a towering global music company.

Tim Ingham 03:19

Scott Cohen, welcome to the Music Business Worldwide podcast. Now imagine that I’m the owner of a portfolio of music rights that’s worth $2 billion, $3 billion, $4 billion. What can Jukebox do for me and how does it actually work?

Scott Cohen 03:37

Well, the first thing I can do is congratulate you on amassing an amazing catalog of it. It worked two, three or four billion dollars. Thanks very much. But what it can do is unlock some of the value of that the same way that when companies, IPO and become listed companies, it’s a way of unlocking trapped value.

Scott Cohen 03:59

So what we do is we take income streams from hit songs. So a rights holder has a song that generates a million dollars a year, for instance. Maybe we take 10% of that income, $100 ,000. We put some multiple on it, let’s say 20x multiple.

Scott Cohen 04:21

And that’s done through an issuing company. And that issuing company takes it to the SEC in America. So security is an exchange commission to get it qualified. So essentially what we do is we take income streams and then convert them into regulated securities.

Scott Cohen 04:40

And when I say we, it’s the issuer that does it. And then it’s listed on the Jukebox platform.

Tim Ingham 04:46

So I want to talk about how many valuable assets you have to play with for launch. We’re going to talk about when official launch is coming. I know that you’ve kind of in beta launch, we’ll talk about that.

Tim Ingham 04:53

But I also want to talk about where this could go in the future. So Bloomberg reported earlier this year that there were $1 .7 billion, that’s US dollars billion, of music rights exclusively secured for Jukebox.

Tim Ingham 05:05

We’ve subsequently seen in porting and releases from the company that they include hits that have been performed in the past by some absolutely massive superstars. Bloomberg also said that Jukebox had an aim to get that $1 .7 billion figure up to somewhere in the region of $4 billion.

Tim Ingham 05:22

So how is that mission going? Well,

Scott Cohen 05:26

I’d like to congratulate Bloomberg on their optimism that we would go from 1 .7 billion worth of music rights to 4 billion. That’s amazing. With that said, I’m not going to give you a number, but if I said they missed it under reporting it by a factor of three, then you’d have some understanding.

Scott Cohen 05:48

I think without saying the number 12 billion instead of 4 billion, I think you’d be safe.

Tim Ingham 05:55

In order to get up to that kind of level, you have to, and I guess this is part of what you’ve been doing in the months preceding this discussion, you have to get buy -in from the industry’s biggest rights holders.

Tim Ingham 06:05

I guess wrapped up in my question is, how is that process going for you? How are you finding the level of interest from those organisations? I’m not just talking about the three majors, although obviously they’re wrapped into it, but those organisations that hold billions of dollars of music right, billions of dollars worth of music rights in their portfolios.

Scott Cohen 06:23

Well, that is where we’re getting the buy -in. It’s from those large rights holders. What we’re not doing is working with small, unknown artists. I mean, there’s a place for that, but that’s not what we’re doing.

Scott Cohen 06:33

As you’ve said before, we’re talking about songs recorded by Ed Sheeran and Adele and Beyoncé and folks of that level being listed on the platform. Those only come from those large rights holders.

Tim Ingham 06:47

There was a report recently in Billboard that noted, well, it was from sources, I should say. That said, you’ve got some heavy -duty music industry investors. They named a few. I believe Spotify was one, and maybe Bertelsman Digital was another if I remember rightly.

Tim Ingham 07:00

Will these kind of investors help you strategically in your mission, or are we just talking about a simple growth investment from these companies? you

Scott Cohen 07:07

It’s really both. I mean, that was the point that we were in a fortunate position that we were able to raise a significant amount of seed capital to essentially build out the business in year one and building out the businessmen, securing the content to be listed on the platform, navigating the regulatory process with the SEC, and literally building a product from the bottom up.

Scott Cohen 07:34

But now we’re going to begin leveraging that investment from the strategic investors that came in because obviously they have large businesses and large customer bases. There’s some ways that are mutually beneficial to our companies and theirs, but more importantly, beneficial for their customers.

Tim Ingham 07:56

This is the first big philosophical question, I suppose. So we might stick on this for a while, but is there any conflict or danger in your mind in bringing music fans into the risk game that is investing in music catalogs and hoping then that they will grow in value?

Tim Ingham 08:12

So I understand completely that you’re going to be striking deals with large rights holders. That’s great for the large rights holders. And then the rights will go eventually via the conduit onto the platform.

Tim Ingham 08:21

And that retail investors, if you like, as well as larger scale investors, I imagine, can invest in the asset class through the platform. That’s all great. Part of the sell, though, I guess, is I’m a huge Beyonce fan or what have you.

Tim Ingham 08:36

Maybe someone will buy me that for my birthday or buy it for myself. And therefore we are tying together music fandom with music rights investments. So philosophically, I guess some people might argue that fans and investors should be kept separate.

Scott Cohen 08:53

I don’t know who these people are that positing this philosophical question. It seems I don’t want to say silly and I don’t want to be dismissive of it, but it doesn’t make sense to me. I mean, first of all, when we talk about retail investors, what we mean is just the general public, the general public.

Scott Cohen 09:10

Now the general public are retail investors. In America alone, 63 million Americans have individual investment accounts. There’s a similar percentage in the UK and around Europe. So people are investing.

Scott Cohen 09:24

They’re investing for their pensions. They’re investing because they’re trading. These same people are also fans of music. It’s not like people that invest their money are one group and fans of music are a different group.

Scott Cohen 09:38

They’re the same group of people. I don’t think that there’s any issue with investing in music like it. I think of it like companies like Apple. So I’m a huge customer of Apple. I have two MacBooks, one personal, one business.

Scott Cohen 09:54

I have an iPad, an iPhone. I am a huge customer and actually a fan of Apple. But I’m also an investor in Apple. I own stock in Apple. I don’t see that these two things are mutually exclusive. I think they actually work really well together.

Scott Cohen 10:12

And I think if I’m just thinking of fans already, they’re spending a fortune on the artists they love. They’re streaming their music. They’re buying their vinyl. They’re buying their merch. They’re buying tickets to concerts.

Scott Cohen 10:26

So they’re investing them in them. What’s wrong with also sharing in the wealth as the music that these artists perform is also making money? Why shouldn’t they have an opportunity to be part of that?

Scott Cohen 10:40

So I don’t see it as controversial at all or risky.

Tim Ingham 10:44

It’s a great point you make on Apple. You get Appleheads and Teslaheads. There are these companies that draw something more than just commercial interest from retail investors. Music’s about love. I suppose in the worst case scenario, which will inevitably happen to some, people will make lots of money, I’m sure, if they invest in the right things at the right time in any field.

Tim Ingham 11:04

The same will be true of music rights, but some people don’t, as we well know. I guess that conjoining to the sort of fandom of music, that’s where it gets a bit, well, just something we haven’t seen before.

Tim Ingham 11:16

That’s why philosophically, I think lots of people around the business have got, as you know, very excited about Duke Boxing and what’s about to happen and how this can be an entirely new income stream for the business at time.

Tim Ingham 11:27

We’ll get into that later, when it could probably do with it. It’s just one or two dinners I’ve had where people have said, I don’t know, mixing together music, fandom and music, and asset investment.

Tim Ingham 11:38

It’s an interesting one, but I completely take the point on Apple. Yeah, remember it.

Scott Cohen 11:42

I will say this, I believe it’s absolutely inevitable that the finance sector and the music sector, music as an asset class, are going to come together. As they come together, what it does is it provides great opportunities for the fans and the retail investors.

Scott Cohen 11:59

They’re the ones that get most of the upside of this. I was talking to a guy in New York in June. He works at the NFL. Forgive me, but not only can I not remember his name, I don’t remember his title, but he was fairly senior there.

Scott Cohen 12:16

What he told me was fans of football, this is American football. Fans of football that play fantasy football then increase their spend on football three to four X a year. It’s not like they’re not into football.

Scott Cohen 12:34

They’re already fans. And so what we’re doing is nothing like fantasy. This is reality. But imagine investing in music. What could that mean for your spend on music as we bring people closer to the things they love?

Scott Cohen 12:51

This is a lean in experience that has never been done at this scale where people can actually invest in the songs that they love.

Tim Ingham 12:59

As you’re speaking, I’m rattling these points around in my head and realizing that another counter argument is music fans sit back and spend all their money on music. In the current climate, it may be a Blackstone, it may be a BlackRock, it may be a KKR.

Tim Ingham 13:10

Those assets are growing in value and only making money for those entities purely out of the music fan. I guess involving the music fan in that process philosophically could be also viewed as a very exciting thing to your point.

Tim Ingham 13:24

I know one of the big differentiators for Jukebox from what we’ve seen before other than technology, industry buy -in, etc., is your plans for SEC qualification before the assets are fully bought and sold via Jukebox and it’s affiliate.

Tim Ingham 13:39

As I understand it right now, I can go on Jukebox and I can reserve a share or a fractional share or a number of shares in the income stream. I can’t actually make a transaction with my credit card because you’re waiting for that SEC qualification.

Tim Ingham 13:53

So could you just explain why that’s important and also how close you hope you are to securing that SEC approval? Now I say hope you are just as a qualifier because obviously it’s not the case that Scott can pick up the phone and say, come on guys, hurry up.

Tim Ingham 14:07

I appreciate that, but I’m just trying to get a sense of when you hope that might be happening.

Scott Cohen 14:12

Yeah, I think the way to frame it is to think about the typical IPO process when a private company goes public. Now if you’re an institutional investor, meaning one of these large investors or even an accredited investor, meaning typically a high net worth individual, this process is absolutely normal to you.

Scott Cohen 14:34

But if you’re a regular person, a retail investor, it’s all new. So an IPO process starts with this phase called testing the waters, where you essentially say, we’re going to go public, we’re going to list our company, and we’re going to tell everyone this is the company we want to list.

Scott Cohen 14:53

And they try and get people on board to say, would you reserve some shares in this IPO? And they spend a period of weeks or months doing this while the filing gets qualified at the SEC. So what we’re doing is instead of doing it at the company level, we’re doing it at a song level for each song, it’s like it’s a mini IPO.

Scott Cohen 15:16

Then when there’s the IPO, when it’s the day that it’s qualified, it goes on the primary market and those people that reserve shares then can actually buy those shares that they reserved. Most people, because most people are not institutional investors and they’re not accredited investors, then only see when a company IPOs, when it’s on the secondary market and then they can just buy in.

Scott Cohen 15:42

What we’re doing is allowing the fans and the retail investors to participate in this early process, which I think is pretty cool because normally they only get it after all this stuff’s been done, it’s like, okay, now you can invest.

Scott Cohen 15:56

So we’re giving them an opportunity to come in early. When I look at where we are with the SEC qualification, I feel confident that we’re right on track with our plans and it’s mapping to what we would expect.

Scott Cohen 16:08

But again, it’s not up to us. It’s up to a process. So we follow the procedure and wait.

Tim Ingham 16:17

I kind of hinted at this point before, and again, this part of the conversation might open up into some interesting avenues, but Jukebox launches, has launched and will additionally launch to your point when transactions are permitted.

Tim Ingham 16:30

An interesting time in the music rights business because streaming growth is maintaining, it’s healthy, price rises are helping, but everyone kind of recognizes that growth is slowing versus its heyday with sort of explosive growth we’ve seen over the last five to seven years maybe.

Tim Ingham 16:47

And you’ve also got happening in the market right now, high interest rates and that’s affecting what was a much frothier M &A market acquisition, rights acquisition market. Are you confident in the long -term future value of music itself?

Tim Ingham 17:02

Obviously, Jukebox is a part of this, but with these factors taking place right now, a couple of question marks over the future of the industry. When we look more long -term, are you confident in the long -term future value of music and its growth?

Tim Ingham 17:13

I think when I look at it, I think it’s a bit of a shame.

Scott Cohen 17:15

think about the future of music. I look at it through a couple of different lenses. One music as an asset class is an uncorrelated asset. That means that regardless of the macroeconomic conditions, regardless of there’s a pandemic or there’s a recession, if music is played, somebody’s getting paid.

Scott Cohen 17:41

It doesn’t matter what’s happening with the economy. If a song is streamed, if a song is played on the radio, somebody’s getting paid. It doesn’t matter what’s happening. And that’s the beauty of an uncorrelated asset.

Scott Cohen 17:54

But also when you talk about has streaming growth decelerated. And again, I say the word growth because it’s still growing. Has it decelerated? When I think about the music industry, it’s always been subject to format changes and new revenue sources.

Scott Cohen 18:12

It’s been this way for nearly 100 years. There were 78s and then in the 50s, it was all about the 45 singles. And then when the 60s, we get albums. And then in the 70s, we get cassettes. In the 80s, it was CDs.

Scott Cohen 18:29

And then we move into downloads and streams. My point being that if we just look at streaming and say, oh my God, streaming is slowing, it says if that’s the end of the line, there will be nothing else coming after that to generate revenue.

Scott Cohen 18:45

If you believe that, well, then make your decisions based on that. But if you look at the history of music and go, there’s always new formats, always new revenue sources, and you believe that trend will continue into the future, then you would make decisions based on that.

Tim Ingham 19:04

So generally speaking, you are optimistic. You think that technological change will partly drive this and the fact that to your point, every time music is played, someone gets paid. Do you think that that’s gonna keep the growth firing?

Tim Ingham 19:16

I mean, it’s just because those slightly nerve -wracking signs are starting to come into, particularly on the streaming group.

Scott Cohen 19:21

Well, again, if you believe this is the end of technology, then that’s it. When you hit the end, there’s nothing else. That’s it. Then you should be very concerned. If you believe that there’s still lots of room for growth, whether it’s Web3 and the metaverse and AR and VR and AI, I think if I can come up with some more acronyms.

Scott Cohen 19:45

If you think those things are frozen in time, we’re not moving forward and this won’t have an impact, then that’s your decision.

Tim Ingham 19:54

Speaking of which, I will foreshadow this question pointing out that in your previous role with Warner Music Group, I guess a big part of your responsibilities really was keeping your eye on forthcoming technological trends and how that was going to affect the industry.

Tim Ingham 20:07

So I’m sure this is something you’ve been observing for some time, but generative AI has, as you well know, exploded as a topic of discussion in the music industry in the past six to 12 months, both in terms of music making and I guess what we could call music aping platform.

Tim Ingham 20:24

So like the fake Drake using replicating the voices of superstars for music creators at home. We’ve actually literally just before we speak today, there’s a report in Bloomberg, I believe that says that YouTube is working on something similar and trying to get the labels convinced to sign over the rights for some of their superstar voices so that someone such as I sat at a desk right now could then go and use Taylor Swift’s voice or Drake’s voice to create new pieces of music and it would be licensed.

Tim Ingham 20:49

Where do you, oh, I should also point out that yesterday Universal Music Group fired a lawsuit, a chat GPT rival that it claims is using music lyrics, therefore infringing copyright on a widespread basis.

Tim Ingham 21:04

So just in the last 24 hours with the YouTube news and the Universal Music suing the company news, we’ve seen both sides of this debate really. Where do you sit generally on the commercial threat versus the commercial opportunity spectrum of generative AI?

Scott Cohen 21:18

If you know me at all, you know that I’m an eternal optimist, which also means I think all of this is a massive opportunity. I was chatting with Mark Mulligan in Hamburg a couple of weeks ago, and I think we see eye to eye on this, that he talks about the music industry has historically been based on a consumption model.

Scott Cohen 21:40

We make money by monetizing consumption, radio, CDs, download, streaming. But if you look at what’s happening in the world since the web, that we have a creator economy. So it really starts in the early days of the web that pre -web, there were people that wrote things.

Scott Cohen 22:05

So wrote books or articles in magazines, or they wrote for newspapers. And that was a small number of people, and the rest of the population consumed those things. But once people had access to the web, they started writing themselves.

Scott Cohen 22:23

Think of as basic as just a post online, just a simple Facebook post, or go back on MySpace or Friendster post. You know, just here’s my opinion, everyone was now creating something. You then move forward with things like Instagram.

Scott Cohen 22:41

And so there used to be photographers, and okay, some people had a little camera with some film, but how much could you really take? It was expensive to take photographs. Now everyone expresses themselves through photography.

Scott Cohen 22:54

And then you get things like YouTube and TikTok. And now we’re in a world where people aren’t just consuming video content through TV, film, and today’s world, things like Netflix. They’re also creating just as much as they’re consuming.

Scott Cohen 23:11

So people have been expressing themselves using words, photos, and video. But what is next? Could AI assist us to express ourselves through music? When I take a photo on my iPhone, I just merely switch to portrait mode, and the technology behind it takes over and makes this amazing photograph.

Scott Cohen 23:38

I don’t know, I don’t have to know anything about f -stops and the aperture. And, you know, just like I don’t know any other terminology or how to use a 35 millimeter camera. I just put up my iPhone, flipped to portrait mode and taken an amazing photograph.

Scott Cohen 23:53

Could this happen with music? And the answer is yes with AI. And so now instead of just having the music industry be based on a consumption model, we can also generate money from creation. That if lots of people, millions of people globally, tens of millions, hundreds of millions of people, are taking pieces of existing music that’s licensed, applying some AI to create what they want.

Scott Cohen 24:25

And this goes far beyond there was a time when people could get stems and go, hey, remix the stems. Well, I don’t want to remix the stems. I want to push a button and it just magically happens. This is what AI can do for us.

Scott Cohen 24:38

And if that part can be monetized, imagine the size of the music business in the future.

Tim Ingham 24:47

Yes, well said. Talking of the creator economy, you were kind of on the vanguard of the early years of that with the orchard, of which you are a co -founder. We’ll dig into the orchard shortly. This is such an amazing story and an incredible thing to have been part of and also witnessed what it’s become since.

Tim Ingham 25:06

But what experiences at the orchard, creating it, developing it, launching it, and then seeing it take off, what experiences there can you carry forward and learn from and now apply to Jukebox? Because even though Jukebox is, to your point, an incredibly well -funded startup and has a number of institutional and strategic investors and an amazing Rolodex in yourself and others involved in the music industry.

Tim Ingham 25:30

So it’s got all of these amazing things going for it. But it is ultimately a startup. Is there anything that you can carry over from your scrappy orchard days that can help you now? Yes.

Scott Cohen 25:40

And Scrapi is a great way to characterize those really early days when Richard Goddard and I started it. I think one of the big takeaways from the earliest days of the orchard is that the notion that the ideas are often revolutionary, but the change is typically evolutionary.

Scott Cohen 26:02

In other words, it takes a long fucking time for change to happen way longer than you expect. Like in 97, when we launched the orchard, we’re like, oh, this is amazing. Everyone will do this and it’ll just take off.

Scott Cohen 26:15

It didn’t quite take off immediately. It seems so obvious to us, but maybe it takes a little longer in reality. The other maybe takeaway is, and I really learned this from Richard, he’s been a great friend and a brilliant mentor, is that you have to create opportunities for all participants in order to succeed.

Scott Cohen 26:38

At the orchard, if you were an independent artist or label in the 90s and early 2000s, you didn’t have access to put your records into record shops globally. Maybe you can get it some in locally. So what we did was we essentially unlocked that opportunity, not in physical spaces, but on the web to say anywhere the big artists of all time are selling their records, you can sell your records right alongside them.

Scott Cohen 27:06

So giving them that huge opportunity, but that opportunity for those independent artists and labels was also the benefit to the fan. Because now the fans said, oh, I’m not restricted by the limited shelf space of a physical outlet in my town.

Scott Cohen 27:21

I can buy only these records. I can buy everything and it brought everything to them. So this unlimited selection benefited the fans as well. So we’re trying to apply this same philosophy to everything we do with jukebox to say this needs to benefit the rights holders.

Scott Cohen 27:40

This needs to benefit the songwriters. It needs to benefit the recording artists. It needs to benefit the retail investors. It needs to benefit the fans. If it benefits everybody, then we have a chance at success.

Tim Ingham 27:56

Well, I think you sum it up really because jukebox is not eating anyone else’s lunch. That’s part of what’s so intriguing and exciting about it from a commercialization of the music industry perspective.

Tim Ingham 28:06

This is additional revenue that those music rights holders didn’t have yesterday. So that’s part of why I think you’ve managed to win that level of enthusiasm at what could ultimately be gatekeepers for the success or otherwise of the platform.

Tim Ingham 28:20

So that must be exciting in and of itself. Absolutely. I’m going to run some numbers on the orchard here. Forget anything wrong. Please do correct. I just read a few reports from the time. So Sony acquired half of the orchard in around 2012, is my understanding.

Tim Ingham 28:34

And the reports at the time said that was for around $50 million, cash and equity. And then Sony acquired the other half, this one I am on Shura ground, because I think there was an SEC filing for around $200 million.

Tim Ingham 28:46

And that was just three years later. So what want people to get into their heads there is that the value of the orchard therefore seemed to quadruple in three years. Today, it’s surely got to be a billion -dollar business.

Tim Ingham 28:57

It’s heavily profitable. Rob Stringer said that on Investicles a number of times. And it’s an incredible growth story, both when you were involved, just looking at those numbers that I gave there. And then also when you are no longer involved in just watching this as an interested founder, what lessons do you think the music industry, the wider music industry, could learn from the growth of the orchard?

Tim Ingham 29:18

And the part I’m really interested in is Sony’s early investment in and embrace of the orchard. A time when it’s fair to say other record companies saw the orchard and others that came along later as a sort of existential threat to what a major label would be.

Scott Cohen 29:34

It’s funny you characterize it as an early investment because Richard and I founded the company in 1997. So 2012 is 15 years later. So I would hardly call that an early investment.

Tim Ingham 29:48

That’s a good point. I guess I should say relative to other major music companies. So, let’s qualify that.

Scott Cohen 29:54

Listen, I also want to be clear, I love Sony and Rob Stringer is great. I actually knew him in the early 2000s when I was managing a band as well as running the orchard because you get cash wherever we could and he signed an artist to Sony back in the day when he was still based in London.

Scott Cohen 30:13

But 15 years after, they recognized the opportunity, but we were already fairly mature at that point. And by the way, I’m not even saying that’s a bad thing. That’s how they operate. Prove it out, prove that it’s real and they’ll invest.

Scott Cohen 30:27

We were doing some things that we thought were pretty normal in the early days. Looking back now, I see, yes, to your point, wow, that they got into that. We founded the company in 1997 and when we did our first statement to our first artists and labels, we were like, we don’t send out paper statements.

Scott Cohen 30:48

We just log into your account. And then we had a line item of all the activity that happened. It seems so natural, but at the time, that level of transparency didn’t exist. This was like, okay, you had one download here, you did this there, on this date this happened.

Scott Cohen 31:08

Think about what royalty statements were back then and even to this day. Having Sony enter this environment with, this is one example, that level of transparency, I think was a real testament to how they’ve moved this organization.

Tim Ingham 31:27

I do remember having a dinner with a senior major music executive, I’ll leave it at that, who wasn’t part of this setup, who, and this is not that long ago, we’re talking maybe five years ago, who described the orchard as the cannibal within at Sony.

Tim Ingham 31:40

And I will this out a few times because it just speaks to the attitude at the time that to your point, I guess, obviously more generous artist deals, artists owning their copyrights, that putting pressure on the length of licensing deals that majors could do, et cetera, but also the level of transparency that you sowed the seeds for.

Tim Ingham 31:58

It’s just funny that that attitude seems to have turned around quite quickly once over the last five years or so. It’s kind of fascinating to me in the world of Taylor Swift and others doing their very different types of deals with the majors.

Scott Cohen 32:12

Yeah, they had the deal structures they did for many decades and it worked. And I actually think it’s a better industry, even if the deal terms are less favorable to them. But guess what? They’re more favorable to artists and we as an industry need to be in service of the great songwriters and the amazing recording artists.

Scott Cohen 32:31

That’s what we owe our careers to. So I’m happy that they’re doing better deals than ever before.

Tim Ingham 32:37

100%. I guess there’s less A &R risk on their side because they get to invest at lower risk early and then watch the artists move through their systems, etc., etc., until they end up spending megabucks on them when there’s a chance they could become the next Drake or the next Taylor Swift.

Tim Ingham 32:50

So everyone wins. I want to come back to jukebox specifically. I’ve got a sort of penultimate question for you, which is, let’s jump five years into the future. So 2028 -ish. What does the ideal scenario look like for jukebox then and how big can it become?

Scott Cohen 33:07

But what I’d like to see is a future where music as an asset class, where regular people buy it, is completely normalized. This is no different than investing in real estate or investing in shares of Apple or Tesla or Microsoft that you also seem totally obvious.

Scott Cohen 33:30

Of course, and I own shares in Halo that Beyonce recorded and I bought Ryan Teter’s part of his publishing share. Like, I want this to be completely normalized. That’s kind of my future gazing that I would like to see.

Scott Cohen 33:46

Again, when we started the orchard, a lot of the things we were doing back in the 90s when we were telling people not only will people be consuming all their music digitally, they’ll also be creating it digitally.

Scott Cohen 33:59

This was just a mind -blowing thought for people. We started a few years before Napster. But even when Napster came along, yes, people in the industry viewed it as piracy, but they were dismissive of it because ultimately, why would you want some crappy MP3 download?

Scott Cohen 34:18

People want the CD, they want the liner notes, they like to hold it in their hand and the tactile experience and they love going to the record store and all that. And they could never imagine that the industry would flip to what it is today.

Scott Cohen 34:32

And so that’s what I’m saying about music investing or investing in music. I want this to be as normalized as digital music became. I just hope the timeline isn’t as long.

Tim Ingham 34:45

final question we tend to ask of most people in the interviews we do and one of the things I think is most interesting about this question is your answer may change if this was tomorrow or it may change if it was this afternoon or in six months time and if I could give you a magic wand right here and now and you could tap it on the table and you could change one thing about the modern music business what would it be and why?

Scott Cohen 35:07

Hmm. I think I’d like to find a new center. Meaning there used to be radio stations or MTV or even the main page of iTunes. These were a place where a few lucky artists could be consumed by everyone.

Scott Cohen 35:27

Like if I looked at the charts from any era, any era, I don’t care from the 50s, I’ll know, I imagine everyone listening to this will know almost every one of those songs. You don’t have to like them.

Scott Cohen 35:43

You don’t have to be a fan of them. But you go, I know that song. And it was kind of the same with film and television. That’s been so dispersed now that that I might see names on charts. I’m lucky if I actually know the name of the artist.

Scott Cohen 35:58

But even if I know the name of the artist, can I think of in my mind what that song is? Can I hear it playing in my in my head? I really think I really believe strongly that healthy societies need share cultural experiences and music can lead the way.

Scott Cohen 36:18

So I would love for there to be a center again, not going back to the ways that it was, but a new center where love it or hate it. You know that the big songs in the world. you

Tim Ingham 36:32

Yes. There is a slight irony, if you forgive me for pointing it out, that an individual who helps start the Blizzard. I know. It’s just so cool. The Blizzard’s got a bit too big at this point, which I actually wholeheartedly agree with.

Scott Cohen 36:48

I don’t think it’s music exclusive. I think everyone should be able to put out music. I don’t know what goes beyond a blizzard, but what’s going to happen with AI is the perfect storm. With that said, I still think it’s a good idea to have it distilled down and say, and here’s 10 songs that everyone hears and has an opinion on and loves them or not, because I don’t care how far back you go, Frank Sinatra and Elvis Presley or Michael Jackson or Madonna, we all go, we all know those songs.

Scott Cohen 37:18

Abba, like we all know all. You don’t have to like them, but we all know them. And I think that’s important.

Tim Ingham 37:25

Yes, echo that with the sort of the idea that their music is always a kind of cultural tapestry of the time. And so the idea that that tapestry gets frayed or dissolves slightly is a shame. So I completely agree with your point and also the fact that you can wear both of those hats.

Tim Ingham 37:40

You can enjoy the new technology and the disruption it’s caused and even be a proponent of it at a certain time of your career. And while also pointing out the fact that a cultural and a mutual cultural understanding of the biggest hits is a great thing.

Tim Ingham 37:53

Scott Cohen, I’ve really enjoyed talking to you. You’ve always, as we’ve discussed through this, been on the cutting edge of technology’s influence on the music industry at various points in your career.

Tim Ingham 38:02

And I sincerely hope that Jukebox is the next one and we’ll be watching with interest. Thank you very much.

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